Filing pursuant to Rule 424(b) (3)
                                            Registration Statement No. 333-63782

                  PROSPECTUS SUPPLEMENT NO. 3 DATED MAY 3, 2004

                     (TO PROSPECTUS DATED NOVEMBER 1, 2001)

                                1,000,000 SHARES

FONAR CORPORATION

                                  COMMON STOCK

This prospectus supplement covers 1,000,000 shares of the 9,900,000 shares covered by the prospectus dated November 1, 2001 and the registration statement of which it is a part. This prospectus supplement relates to a change in the exercise price under and the number of shares covered by the Purchase Warrant previously issued by us to The Tail Wind Fund Ltd. on May 24, 2001 in connection with a financing transaction pursuant to which The Tail Wind Fund Ltd. provided Fonar Corporation $4.5 million payable pursuant to a 4% Convertible Debenture. In addition to the Purchase Warrant Fonar also issued to The Tail Wind Fund Ltd. a Callable Warrant. The Purchase Warrant as amended and restated on April 28, 2004 covers 1,000,000 shares of our common stock at an exercise price of $0.79 per share. See "Purchase Warrant" below for a more detailed description of these changes and the Purchase Warrant.

You should read this prospectus supplement along with the accompanying prospectus. These documents contain information you should consider when making your investment decision. You should rely only on information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of this document. The prior two prospectus supplements concerned only the Callable Warrant issued with the Purchase Warrant, which Callable Warrant has been exercised in full.

The prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered hereby. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy our common stock in any circumstances in which an offer or solicitation is unlawful.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              SELLING STOCKHOLDERS
                                PURCHASE WARRANT

On May 24, 2001, we issued a Purchase Warrant to The Tail Wind Fund Ltd. covering 659,501 shares of our common stock at an exercise price of $1.801 per share, subject to adjustment. The Purchase Warrant was issued in connection with a financing transaction pursuant to which The Tail Wind Fund Ltd. provided Fonar with $4.5 million pursuant to a 4% Convertible Debenture, which in the absence of a conversion by The Tail Wind Fund Ltd., Fonar had the option of paying in stock or cash. In addition, we issued to The Tail Wind Fund Ltd. a Callable Warrant covering 2,000,000 shares of our common stock at a variable exercise price. Under the terms of the Callable Warrant, the exercise price was to be equal to the average closing bid price of Fonar's common stock for the full calendar month preceding the date of exercise subject to a maximum exercise price of $6.00 per share and a minimum exercise price of $2.00 per share, subject to adjustment. In order to induce The Tail Wind Fund Ltd. to exercise the Callable Warrant, the exercise price of the Callable Warrant was amended in June and August of 2002 to reduce the exercise price thereof to $1.50 per share and $1.125 per share respectively. The Tail Wind Fund Ltd. exercised the Callable Warrant in full, purchasing 1,000,000 shares at $1.50 per share in June of 2002 and 1,000,000 in August at $1.125 per share. As part of the amendments to the Callable Warrant, Fonar replaced the Callable Warrant with a new Callable Warrant having the same terms as the original Callable Warrant prior to the amendments. The shares underlying the Replacement Callable Warrant were registered under a separate registration statement and are not covered by the prospectus to which this supplement relates or the registration statement of which it forms a part.

The Purchase Warrant contained antidilution provisions, which provided for proportionate adjustments in the event of stock splits, stock dividends and reverse stock splits. In addition, the antidilution provisions provided that the exercise price would be reduced if we issued shares at lower prices than the warrant exercise price, or less than the market price for our common stock. Where the effective per share selling price in connection with stock issuances by Fonar was less than the exercise price, the exercise price would be reduced to such lower price. The Purchase Warrant also provided that the number of underlying shares would be inversely proportionately increased or decreased in the event of a change in the exercise price, such that the aggregate purchase price for the underlying warrant shares upon full exercise of the Purchase Warrant would remain the same. In brief, a reduction of the exercise price would increase the shares covered by the Purchase Warrant.

Since issuing the Purchase Warrant, we have registered shares of our common stock and issued them to suppliers of goods and services in lieu of cash. Under those arrangements, our suppliers would credit us for the net proceeds they received from the sale of the shares we issued to them. The market price for our common stock was under the $1.801 exercise price of the Purchase Warrant at many times during our program of paying vendors with stock in lieu of cash.
Consequently, we were credited by our suppliers at rates below the $1.801 per share exercise price under the Purchase Warrant. On April 28, 2004, The Tail Wind Fund Ltd. and Fonar executed an amendment to the Purchase Warrant, providing that the number of shares underlying the Warrant would be 1,000,000 shares and that the exercise price would be $0.79 per share. Although the new exercise price was determined in accordance with the Warrant as a result of the vendor issuances previously described, the number of underlying shares represented an agreement on the part of The Tail Wind Fund Ltd. to accept an adjustment representing a lesser number of shares than would have resulted from the strict application of the formula in the Purchase Warrant. In addition, among other things, the antidilution provisions were amended to provide that if Fonar were to sell shares below the Warrant exercise price, the exercise price would not automatically be reduced to the lower price, but that it would be adjusted based on the price and number of shares sold relative to the total number of shares outstanding before and after the sale. In addition, the provision that required an adjustment in the exercise price if Fonar sold shares below the market price was eliminated. These modifications were accepted by The Tail Wind Fund Ltd. in consideration for, among other things, the term of the Purchase Warrant being extended three years to May 24, 2009.

None of the Purchase Warrant shares have been exercised. We do not know or have any indication from The Tail Wind Fund as to when they may exercise, in whole or in part, the Purchase Warrant.

Also on April 28, 2004, the parties amended the Replacement Callable Warrant, which also contained antidilution provisions. As a result of the antidilution provisions, The Tail Wind Fund Ltd. exercised the Callable Warrant prior to April 28, 2004 in part to purchase 400,000 shares at prices under $2.00 per share, on one occasion 200,000 shares at the price of $1.41 per share and on a second occasion 200,000 shares at $1.17 per share, before the parties came to a final agreement as to the effect of the vendor sales. The parties agreed to amend the Replacement Callable Warrant to fix the remaining number of underlying shares at 3,000,000 shares of our common stock and set the exercise price at $1.00 per share, provided that The Tail Wind Fund Ltd. would immediately exercise the Replacement Callable Warrant in full. The Tail Wind Fund Ltd. has exercised the Replacement Callable Warrant in full, purchasing 3,000,000 shares for $3,000,000. The shares remaining available for resale under the registration statement (and the prospectus and prospectus supplement which are a part thereof) and applicable to the Replacement Callable Warrant is 1,600,000 shares, after giving effect to the 400,000 shares previously purchased. The balance of the 3,000,00 shares, or 1,400,000 shares, issued are unregistered and "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. Fonar has agreed to file a registration statement with respect to these 1,400,000 shares, and to use its best efforts to have it become effective under the Securities Act of 1933, as amended. The shares underlying the Replacement Callable Warrant are not covered by this prospectus supplement, the accompanying prospectus, or the registration statement of which they are a part.

                                 USE OF PROCEEDS

We intend to use any net proceeds from the exercise of the Purchase Warrant for general corporate purposes, including working capital to fund operations, expenses and capital expenditures. As of the date of this prospectus supplement, we cannot specify with certainty the particular uses for the net proceeds we may receive upon the exercise of the Purchase Warrant. Accordingly, our management will have broad discretion in the application of any net proceeds received. Pending such uses, we currently expect that we would invest the net proceeds from the exercise of the Callable Warrant in short-term, interest-bearing, investment grade securities.

                           MARKET FOR OUR COMMON STOCK

Our common stock is listed on the NASDAQ Small Cap Market under the symbol "FONR". On April 27, 2004 our closing price of one share of common stock was $1.34. As of April 16, 2004, we had 94,555,637 shares of common stock outstanding.

                       WHERE YOU CAN FIND MORE INFORMATION

The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus.

The documents we incorporate by reference and where you can find additional filings and information concerning Fonar are set forth in the prospectus beginning on page 16.